SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 10)*
Arconic Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
03965L100
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

16,352,683

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

16,352,683

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,352,683

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,749,450

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

34,749,450

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,749,450

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

34,749,450

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

34,749,450

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,749,450

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher L. Ayers

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

100

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

100

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elmer L. Doty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles M. Hall

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bernd F. Kessler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Patrice E. Merrin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada and Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned ("Amendment No. 10").  This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On May 22, 2017, Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. (the "Elliott Parties") and the Issuer entered into a settlement agreement (the "Settlement Agreement").  Under the terms of the Settlement Agreement, the Elliott Parties will nominate Christopher L. Ayers, Elmer L. Doty and Patrice E. Merrin for election as directors at the Issuer's upcoming 2017 annual meeting of shareholders (the "Annual Meeting"), and the Issuer will nominate David P. Hess and Ulrich R. Schmidt for election as directors at the Annual Meeting. The Elliott Parties and the Issuer have agreed to withdraw their respective nominations of any other director candidates for election at the Annual Meeting.  Any votes for the withdrawn nominees on proxy cards submitted by shareholders will be disregarded.
The Settlement Agreement also provides that Messrs. Ayers and Doty, and Ms. Merrin, will be appointed to certain committees of the Board as promptly as practicable following the Annual Meeting.
The Settlement Agreement provides the Elliott Parties with the right to select for appointment to the Board, subject to the approval of the Board's Governance and Nominating Committee (not to be unreasonably withheld, delayed or conditioned), a replacement candidate for any of the Elliott Parties' recommended directors who becomes unable or unwilling to serve, such replacement candidate to serve the unexpired term, if any, of the departed director. The Elliott Parties' recommended directors include the Reporting Persons' three nominees for election at the Annual Meeting (i.e., Messrs. Ayers and Doty, and Ms. Merrin) and the three directors appointed to the Board pursuant to the Issuer's agreement with the Elliott Parties dated February 1, 2016 (i.e., Sean O. Mahoney, John C. Plant and Ulrich R. Schmidt). These replacement rights will expire on the date immediately prior to the date of the 2018 annual meeting of shareholders, or such earlier time as the Elliott Parties' net long percentage ownership of the Common Stock drops below specified thresholds.
The Settlement Agreement provides that at the Annual Meeting, the Reporting Persons will vote all shares of Common Stock that it or certain of its affiliates have the right to vote, as of the record date, in favor of the election of directors nominated by the Reporting Persons and by the Issuer and in accordance with the recommendations of the Board on the other proposals in the Issuer's definitive proxy statement dated March 13, 2017.
In addition, the Settlement Agreement provides that, subject to certain conditions, the Board's CEO Search Committee (which will include Ms. Merrin promptly following her election to the Board) will keep the Elliott Parties reasonably informed regarding the CEO search process so that it can provide input and feedback to the CEO Search Committee, including keeping the Elliott Parties reasonably informed about key CEO candidates and material developments in the status of the search process, and providing the Elliott Parties an opportunity to meet any CEO candidates who are interviewed by a majority of the Board members and to present its views to the CEO Search Committee. The CEO Search Committee will include Mr. Larry Lawson among the candidates to be considered to serve as a potential permanent CEO. However, neither the Elliott Parties nor any directors nominated by the Elliott Parties will have any veto, consent or special voting rights with respect to the CEO search process or the selection of a permanent CEO, which such selection will be made by the Board. In addition, the Settlement Agreement provides that at or prior to the appointment of the permanent CEO, the Board will designate a new independent Chair, and the CEO will not be included among the candidates for Chair prior to the second anniversary of the Agreement.
The Issuer has agreed that the size of the Board will not be increased above 13 through the date immediately prior to the date of the 2018 annual meeting of shareholders, except to enable the Issuer's permanent CEO to become a member of the Board. The Issuer has also agreed that it will use reasonable best efforts to effect a change in the jurisdiction of incorporation of the Issuer from Pennsylvania to Delaware on or before December 31, 2017, and that the certificate of incorporation and bylaws of the resulting Delaware corporation will provide for a declassified board structure with all directors having terms expiring on an annual basis and contain no provisions requiring a supermajority shareholder vote. The Settlement Agreement also provides that the Issuer and the Elliott Parties will cooperate in good faith to enter into a registration rights agreement obligating the Issuer to file a resale registration statement relating to the resale by the Elliott Parties of their shares of Common Stock .

The Settlement Agreement also provides that as promptly as practicable following the Annual Meeting, the Issuer's Corporate Governance Guidelines will be amended to provide that in recommending nominations of directors for re-election each year, the Governance and Nominating Committee will consider, as detracting factors, (i) lengthy tenure on the Board and (ii) whether any potential director nominee serves on more than three public company boards (not including the Issuer's Board), in each case while assessing whether such factors are outweighed by other qualifications, skills and attributes of potential director nominees that are consistent with independent and engaged oversight by the Board.

The Settlement Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.  The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement.

Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) As of the close of business on May 22, 2017, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 13.2% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 440,826,482 shares of Common Stock outstanding as of April 21, 2017, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2017.
As of the close of business on May 22, 2017, Elliott beneficially owned 16,352,683 shares of Common Stock, constituting approximately 3.7% of the shares of Common Stock outstanding.
As of the close of business on May 22, 2017, Elliott International beneficially owned 34,749,450 shares of Common Stock, constituting approximately 7.9% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 34,749,450 shares of Common Stock beneficially owned by Elliott International, constituting approximately 7.9% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially own 51,102,133 shares of Common Stock, constituting approximately 11.6% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 1.6% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
As of the close of business on May 22, 2017, none of the Nominees, other than Mr. Ayers directly owns any securities of the Issuer.  As of the close of business on May 22, 2017, Mr. Ayers beneficially owns 100 shares of Common stock, constituting less than 1% of the shares of Common Stock outstanding.
Each of the Reporting Persons, as a member of a "group" with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On May 22, 2017, the Elliott Parties and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto. Item 4 of this Amendment No. 10 is hereby expressly incorporated by reference herein.
Item 7.	Materials to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibit:
99.1
Settlement Agreement, dated as of May 22, 2017, by and among Arconic Inc., Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed May 22, 2017) (File No. 001-03610).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	May 23, 2017
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.
By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President
By:	/s/ Elliot Greenberg
Elliot Greenberg,
As attorney-in-fact for Christopher L. Ayers, Elmer L. Doty, Charles M. Hall, Bernd F. Kessler, and Patrice E. Merrin